One TSYS Way	Paul Todd
Post Office Box 1755	Senior Executive Vice President &
Columbus, GA 31902-1755	Chief Financial Officer
+1.706.649.4261 tel

May 30, 2019

Mr. Frank Knapp

Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Total System Services, Inc. (“TSYS”)
Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 21, 2019
File No. 001-10254

Dear Mr. Knapp:

TSYS received the Staff’s Letter of Comment dated May 21, 2019 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2018. The Letter of Comment requests that TSYS respond within ten business days or advise the Staff as soon as possible when TSYS will respond.

Per our phone conversation with you today, TSYS will respond to the May 21, 2019 Letter of Comment no later than June 19, 2019. Thank you for your courtesy and cooperation in this matter. If you have any questions, please contact me at 706-649-4261.

Sincerely,

/s/ Paul M. Todd
Paul M. Todd
Senior Executive Vice President
& Chief Financial Officer

cc	Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant